SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment 1)*

Global Technology Acquisition Corp. I

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G3934N107

(CUSIP Number)

Maverick Capital, Ltd.

Attention: General Counsel

1900 N. Pearl Street, 20th Floor

Dallas, Texas 75201

(214) 880-4050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3934N107

1.	Names of Reporting Persons. Maverick Capital, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,200,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,200,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.4%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. G3934N107

1.	Names of Reporting Persons. Maverick Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,200,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,200,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.4%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. G3934N107

1.	Names of Reporting Persons. Maverick Fund USA, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 439,820
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 439,820

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 439,820
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G3934N107

1.	Names of Reporting Persons. Maverick Long Enhanced Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 324,496
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 324,496

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 324,496
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G3934N107

1.	Names of Reporting Persons. Maverick Fund II, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 284,923
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 284,923

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 284,923
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G3934N107

1.	Names of Reporting Persons. Maverick Long Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 150,761
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 150,761

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,761
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G3934N107

1.	Names of Reporting Persons. Lee S. Ainslie III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,200,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,200,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.4%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to the Class A Ordinary Shares, $0.0001 par value per share (“Ordinary Shares”), of Global Technology Acquisition Corp. I, a Cayman Islands exempted company (the “Issuer”), which has its principal executive offices at CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, Cayman Islands.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 3,389,996 Class A Ordinary Shares outstanding as of November 22, 2023 reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 27, 2023. The Reporting Persons also hold 600,000 Redeemable Warrants which were acquired simultaneously with the acquisition of the Class A Ordinary Shares as part of the Units. Each whole Redeemable Warrant will become exercisable on a one-for-one basis for Class A Ordinary Shares at an exercise price of $11.50 thirty days after the Issuer consummates its initial business combination transaction and will expire five years thereafter or earlier upon specified redemption or liquidation events as described in the Issuer’s prospectus supplement filed with the SEC on October 22, 2021.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	None of the Reporting Persons have effected any transactions of securities of the Issuer during the past 60 days.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares subject to this Schedule 13D.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

MAVERICK CAPITAL, LTD.

By:	Maverick Capital Management, LLC, its General Partner

By:	Trevor Wiessmann, by power of attorney for Lee S. Ainslie III, Manager

MAVERICK CAPITAL MANAGEMENT, LLC

By:	Trevor Wiessmann, by power of attorney for Lee S. Ainslie III, Manager

MAVERICK FUND USA, LTD.

By:	Maverick Capital, Ltd, its Investment Manager

By:	Trevor Wiessmann, by power of attorney for Lee S. Aisnlie III, Manager of Maverick Capital Management, LLC, General Partner of Maverick Capital, Ltd.

MAVERICK LONG ENHANCED FUND, LTD.

By:	Maverick Capital, Ltd, its Investment Manager

By:	Trevor Wiessmann, by power of attorney for Lee S. Ainslie III, Manager of Maverick Capital Management, LLC, General Partner of Maverick Capital Ltd.

MAVERICK LONG FUND, LTD.

By:	Maverick Capital, Ltd, its Investment Manager

By:	Trevor Wiessmann, by power of attorney for Lee S. Ainslie III, Manager of Maverick Capital Management, LLC, General Partner of Maverick Capital Ltd.

MAVERICK FUND II, LTD.

By:	Maverick Capital, Ltd, its Investment Manager

By:	Trevor Wiessmann, by power of attorney for Lee S. Ainslie III, Manager of Maverick Capital Management, LLC, General Partner of Maverick Capital Ltd.

/s/*
LEE S. AINSLIE III

*	By Trevor Wiessmann, by power of attorney for Lee S. Ainslie III.